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                            April 18, 2024

       Boipelo Lekubo
       Financial Director
       HARMONY GOLD MINING CO LTD
       Randfontein Office Park
       CNR Ward Avenue and Main Reef Road
       Randfontein, South Africa 1759

                                                        Re: HARMONY GOLD MINING
CO LTD
                                                            Form 20-F For the
Fiscal Year Ended June 30, 2023
                                                            Response dated
April 8, 2024
                                                            File No. 001-31545

       Dear Boipelo Lekubo:

              We have reviewed your April 8, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 8,
       2024 letter.

       Form 20-F For the Fiscal Year Ended June 30, 2023

       96.12 Technical Report Summary of the Mineral Resources and Mineral Reserves for Tshepong
       North, Free State Province, South Africa, page 189

   1. In response to comment 1 we note you propose to include two separate cash flows in the Tshepong North
Technical Report Summary; one cash flow includes inferred
                                                        mineral resources and
one cash flow is based solely on mineral reserves. In order to satisfy the
requirements of Item 1302(e)(6) of Regulation S-K, inferred resources cannot be included in a
pre-feasibility study or feasibility study cash flow. Therefore the cash flow that includes
inferred resources should be removed from the Tshepng North technical report summary.

                                                        Item 1302(e)(5) of
Regulation S-K requires a pre-feasibility study to include an economic
 Boipelo Lekubo
HARMONY GOLD MINING CO LTD
April 18, 2024
Page 2
      analysis that supports the property's economic viability as assessed by a detailed discounted cash flow analysis or other similar financial analysis. In the absence of a discounted cash flow analysis or similar financial analysis that supports the economic viability of the Tshepong North mineral reserve, we would expect you to revise your annual filing to remove the Tshepong North mineral reserve and related disclosures. To the extent the elimination of the reserve materially impacts the depletion amounts recorded in your financial statements, please analyze these impacts and revise your financial disclosures as necessary.


       Please contact Steve Lo at 202-551-3394 or Shannon Buskirk at 202-551-3717 if you
have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 with questions regarding the engineering comments.



                                                         Sincerely,
FirstName LastNameBoipelo Lekubo
                                                         Division of
Corporation Finance
Comapany NameHARMONY GOLD MINING CO LTD
                                                         Office of Energy &
Transportation
April 18, 2024 Page 2
cc:       Shela Mohatla
FirstName LastName